October 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:                             The Container Store Group, Inc.

Registration Statement on Form S-1

File No. 333-191465

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of The Container Store Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on October 31, 2013, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated October 21, 2013 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated October 21, 2013, through the date hereof:

Preliminary Prospectus, dated October 21, 2013:

9,804 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

J. P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

CREDIT SUISSE SECURITIES (USA) LLC

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

WELLS FARGO SECURITIES, LLC

JEFFERIES LLC

As Representatives of the Several Underwriters

J. P. MORGAN SECURITIES LLC		MORGAN STANLEY & CO. LLC

By:	/s/ John Clark	By:	/s/ John Tyree
	Authorized Signatory		Authorized Signatory

BARCLAYS CAPITAL INC.		MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Victoria Hale	By:	/s/ Richard A. Diaz
	Authorized Signatory		Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC		WELLS FARGO SECURITIES, LLC

By:	/s/ Cullen Lee	By:	/s/ Lee Lam
	Authorized Signatory		Authorized Signatory

JEFFERIES LLC

		By:	/s/ Michael A. Bauer
Authorized Signatory

[Signature Page—Underwriters’ Acceleration Request]